Filed pursuant to Rule 433
Registration Statement No. 333-231830
Issuer Free Writing Prospectus dated August 1, 2019
Relating to Prospectus Supplement dated August 1, 2019
(To Prospectus dated July 2, 2019)

Bought Deal Public Offering of Common Shares

A short form base shelf prospectus dated July 2, 2019 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) (the "Canadian Qualifying Jurisdictions"), and in a corresponding registration statement on Form F-10 (SEC File No. 333-231830) with the United States Securities and Exchange Commission ("SEC").

A prospectus supplement dated August 1, 2019 to the short form base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Great Panther Mining Limited (the "Company")

Issued Securities:	20,000,000 common shares of the Company (the "Common Shares"), the offering of such Common Shares (the "Offering").

Size of Issue:	US$15,000,000 (US$17,250,000 if the Underwriters’ Option is exercised in full).

Issue Price:	US$0.75 per Common Share (the "Issue Price").

Underwriters’ Option:

The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 3,000,000 Common Shares on the same terms and conditions as set forth herein.

Underwriters:

Cantor Fitzgerald Canada Corporation ("CFCC") will act as the sole book-runner and will lead a syndicate of underwriters in connection with the Offering (collectively, the "Underwriters"). H.C. Wainwright & Co., LLC will act as the lead manager in connection with the Offering.

Form of Underwriting:

"Bought deal" offering by way of a prospectus supplement to the Company’s short form base shelf prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:

The Common Shares will be offered in the United States and Canada (other than Quebec) by the Underwriters either directly or through their respective U.S. or Canadian broker- dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Common Shares outside of Canada and the United States.

Underwriters’ Fees:	The Company shall pay the Underwriters a cash commission equal to 5.0% of the gross proceeds of the Offering.

Use of Proceeds:

The Company will use the net proceeds of the Offering for (i) near mine and regional exploration programs at the Tucano Gold Mine, (ii) capital expenditures in connection with the Tucano Gold Mine, including optimization initiatives, (iii) a required payment of 10% of the net proceeds of the Offering to an unsecured lender, and (iv) improvement of the Company’s working capital balances and for general corporate purposes.

Listing:

The Company has applied to list the Common Shares qualified for distribution by the prospectus supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	Closing on a T+3 basis, on or about August 8, 2019 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the "Closing Date").

Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement (the "Expiry Date"), except: (i) pursuant to the Underwriting Agreement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; or (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement, each without the prior written consent of CFCC, on behalf of the Underwriters.

Lock-Ups:

All directors and executive officers of the Company have agreed, subject to limited exceptions (including with respect of exercise of stock options), not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, until the Expiry Date, without the prior written consent of CFCC, on behalf of the Underwriters.

An investment in the Common Shares involves a high degree of risk and prospective investors should carefully consider the risk factors described in the Prospectus under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements"